Exhibit 99.9

NICE inContact Named the Market Share Leader in Cloud-Based Contact Center
Infrastructure by DMG Consulting

Independent industry analysis estimates NICE inContact leads in market share by seats

SALT LAKE CITY, January 28, 2021 – NICE (Nasdaq: NICE) today announced that NICE inContact has been named in DMG Consulting’s 2020-2021 Cloud-Based Contact Center Infrastructure Product and Market Report as the market share leader based on seats. The 13th annual report from DMG, a leading independent research and consulting firm, which explores the competitive landscape, market share, projections and adoption rates, also cites expected added momentum for this market as more businesses move their contact centers to the cloud.

According to the report, the cloud contact center industry has experienced significant growth over the past 10 years and cloud contact center as a service (CCaaS) adoption is expected to accelerate in 2021.

“In the wake of the COVID-19 pandemic, the cloud has emerged as a powerful tool to ensure business continuity amid rapidly changing industry environments,” said Donna Fluss, President, DMG Consulting. “Leading cloud-based contact center solutions providers are enabling contact centers to take advantage of the lessons learned from 2020 and thrive in the years to come.”

Paul Jarman, NICE inContact CEO said “Our own research has shown a rapid acceleration of cloud adoption in the last few months. The NICE inContact CX Transformation Benchmark found that 66 percent of contact center leaders who previously did not rely on the cloud planned to make the switch as a result of the COVID-19 pandemic. Cloud contact center technology, such as NICE inContact CXone, provides the foundation for the digital, omnichannel flexibility needed to achieve success.”

NICE inContact was one of nine vendors to fully meet DMG’s participation criteria to be analyzed in this edition of the Cloud-Based Contact Center Infrastructure Product and Market Report. Requirements for evaluation included offering a cloud-based contact center infrastructure solution or platform that handles omnichannel routing and queuing, as well as the ability to support multiple tenants on the same computing platform.

NICE inContact CXone delivers the world’s most comprehensive digital-first omnichannel offering in the Contact Center as a Service (CCaaS) market. With digital-first omnichannel, CXone makes it possible for organizations of all sizes across the globe to reach more customers using voice and a vast range of digital channels such as SMS text, Facebook Messenger, Twitter, or WhatsApp – all unified on the CXone cloud customer experience platform.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.